

August 15, 2012

Via Email
O'Connell Benjamin
Chief Executive Officer and President
Authentidate Holding Corp.
Connell Corporate Center
300 Connell Drive, 5th Floor
Berkeley Heights, NJ 07922

> **Re:** **Authentidate Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed August 6, 2012**
> **File No. 333-183093**

Dear Mr. Benjamin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Footnote 1 to your registration fee table as well as your legality opinion indicate that the registration statement covers 3,107,497 shares of the company's common stock that are issuable upon the exercise of currently outstanding warrants. It appears that these warrants were issued on December 10, 2009 and October 13, 2011 pursuant to a registration statement filed on Form S-3 (333-161220) and that the offers and sales of those warrants included offers of the underlying shares. Please confirm, if true, that the offering and sale of the common shares underlying the warrants were registered in the prior registration statement. It is unclear whether you are seeking to register the underlying shares of common stock for the first time in this registration statement, or whether you are relying on Rule 429 of the Securities Act of 1933 to carry forward the transactions previously covered by the previous registration statement. Please advise. If you are relying on Rule 429, revise the prospectus cover page to provide information

regarding the previous registration statement. If the offers and sales of the shares underlying the warrants were not covered by the prior filing, please provide your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have any questions. If you need further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        Michael A. Goldstein, Esq.
        Becker & Poliakoff, LLP